Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: July 2018

1.	We inform the capital market agents that, during July 2018, Itaú Unibanco did not purchase its own shares for treasury stock.

2.	Also in July, Itaú Unibanco reallocated in the market the amount of 89,218 preferred shares under Long-term Incentive programs approved by General Stockholders' Meeting.

3.	Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, August 08, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations